BIOLASE, INC.

4 Cromwell

Irvine, California 92612

December 6, 2012

United States Securities and Exchange Commission

c/o Ms. Kate Tillan, Assistant Chief Accountant

Division of Corporation Finance

100 F Street, NE, Mail Stop 3030

Washington, D.C. 20549

Re:	Biolase, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2011

Filed March 13, 2012 (Form 10-K)

File No. 000-19627

Dear Ms. Tillan:

Thank you for your letter, dated November 27, 2012. We understand that the purpose of your comment letter is to assist us in our compliance with disclosure requirements and to enhance the overall disclosures in our filings. We look forward to working with you in this regard.

On behalf of Biolase, Inc. (the “Company”), this letter contains the Company’s response to comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Company’s Form 10-K for the Fiscal Year Ended December 31, 2011. For the Staff’s convenience, the comments received in the letter have been incorporated into this response letter.

Form 10-K for the Fiscal Year Ended December 31, 2011

Item 8. Financial Statements and Supplementary Financial Data

Note 2. Summary of Significant Accounting Policies

Revenue Recognition, page F-11

Question 1:

Please tell us about the nature of your sales of used laser trade-ins and quantify these sales for the periods presented. Discuss whether these sales are pursuant to trade-in rights granted to your customers. Please cite the accounting literature upon which you relied and how you applied that literature to your transactions. Please also discuss your accounting for transactions in which cash consideration is less than 25% of the total transaction and quantify these sales for the periods presented. In addition, please explain how you determine the estimated fair value of used lasers on the date of receipt.

Company’s Response:

The Company accepts lasers as trade-ins from existing customers after inspecting the unit to be in good working condition. Determination and completion of any necessary rework is subsequently performed as part of inventory quality control procedures. The Company records the purchased trade-ins as inventory at the fair value of the asset surrendered with the offset to accounts receivable. Additional work to bring the unit to refurbished sellable condition is added to the cost of the laser value during the refurbishment process. The Company sells these certified pre-owned (or “CPO”) laser trade-ins as refurbished lasers following the Company’s product revenue recognition policies as disclosed in the Company’s critical accounting policies.

The Company accepted used laser trade-ins totaling $924,000 during the nine months ended September 31, 2012, and $1,004,000, $0, and $0, for the years ended December 31, 2011, 2010, and 2009, respectively. Revenues from the sale of trade-ins totaled $1,045,000 during the nine months ended September 31, 2012, and $639,000, $0, and $0, during the years ended December 31, 2011, 2010, and 2009, respectively.

Trade-in rights are not established nor negotiated with customers during the initial sales transaction of the original lasers. Trade-in rights are promotional events used at the discretion of management to encourage existing laser customers to purchase new lasers by offering perceived discounts in exchange for customers trading in original lasers. A customer is not required to trade-in a laser nor is the Company required to accept a trade-in, however, the promotional value offered in exchange for the trade-in laser is not offered without a laser trade-in.

The Company relies on accounting guidance under ASC 845, Nonmonetary Transactions, and ASC 605, Revenue Recognition. The transaction is treated as a monetary transaction as each sale transaction involving a customer trade-in includes significant boot of greater than 25% of the fair value of the exchange. As a monetary transaction, the sale is recognized following the Company’s product revenue recognition policies as disclosed in the Company’s critical accounting policies. There have been no sales transactions in which the cash consideration was less than 25% of the total transaction value.

The estimated fair value of used laser trade-ins is determined in accordance with the Company’s valuation of inventory policies as disclosed in the Company’s critical accounting policies. In determining the estimated fair value of used laser trade-ins, the Company makes an assessment of usable parts, key components, and considers the ultimate resale value of the CPO with applicable margins.

Provision for Warranty Expense, page F-12

Question 2:

Please tell us in more detail how you determine the amount of your warranty accrual. As part of your response, please explain why the provision for estimated warranty costs as a percentage of product sales has fluctuated significantly between each period presented. Please address for the periods presented and for the nine months ended September 30, 2012.

Company’s Response:

The Company’s warranty accrual is determined based on historical experience and expectation of future costs to warrant against defects in materials and workmanship of its laser systems for specified periods of time, as disclosed in the Company’s critical accounting policies. More specifically, the warranty accrual is estimated in consideration of the quantities and types of lasers sold to domestic or international customers comprised of either distributors or end-users which directly correlate to the materials and components under warranty, the duration of the warranty period, and the logistical costs to service the warranty.

The warranty provision fluctuates as a percentage of total laser sales due to the factors influencing the provision, including the aforementioned factors, quality improvements related to materials, improved leadership and training of the production and services departments, improved knowledge of the lasers as quantities produced continue to increase and as workmanship flaws are identified and corrected, better training of customers, and increased adherence to the warranty policies which result in lower historical costs incurred and therefore lowers the estimated future costs. Furthermore, historical trends help management to improve upon methodologies used in estimating the provision. As a percentage of total laser sales, the provision is 5% for the nine months ended September 30, 2012, and 4%, 19%, and 9% for the years ended December 31, 2011, 2010, and 2009, respectively. The increase in the provision as a percent of total laser sales for the year ended December 31, 2010 as compared with other periods presented was primarily related to the increase in diode system sales as a percentage of total laser sales and the methodology of estimating the provision for diode lasers in use at that time, which was based on an average cost of repair per unit applied to all diode laser units under warranty.

During the year ended December 31, 2011, the Company changed its methodology in estimating the diode laser warranty by evaluating the actual historical failure rates for diode lasers and applying that rate to the diode laser units under warranty. Management identified trends in actual historical failure rates associated with diode lasers and modified its methodology accordingly, which resulted in a reduction of estimated diode laser warranty costs. The reduction was primarily due to the benefits from significant production and quality control enhancements initiated in mid-2011 and the lifecycle of the diode laser products.

Management will continue to evaluate the warranty accrual quarterly and ensure it adequately provides for the estimated warranty costs.

* * * * *

We also acknowledge the following:

•	The Company is responsible for the adequacy and accuracy of disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

While we hope that the attached responses will bring this review to a close, we remain willing and able to answer additional questions or any other concerns that the Commission may have.

Very truly yours,

/s/ Frederick D. Furry
Frederick D. Furry
Chief Financial Officer